Not for dissemination in the United States or via U.S. newswire services.

NR07-02

February 8, 2007

Wealth Enters into $6,000,000 Bought Deal

Private Placement Agreement

FOR IMMEDIATE RELEASE......Vancouver, British Columbia:  Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture Exchange: WML, OTCBB: WMLLF, Frankfurt: EJZ), is pleased to announce that it has entered into a bought deal private placement agreement with a syndicate of underwriters (the “Underwriters”) for 3,000,000 units (the “Units”) at a price of $2.00 per Unit for gross proceeds of $6,000,000 (the “Offering”).  Each Unit consists of one common share of the Company (“Share”) and one-half of a transferable common share purchase warrant.  Each full warrant (“Warrant”) is exercisable to acquire one additional Share for a period of 24 months from closing at an exercise price of $2.50.  If, at any time from 4 months after closing until the expiry of the Warrants, the daily volume-weighted average trading price of the Shares on the TSXV exceeds $4.00 for at least 20 consecutive trading days, the Company may, within 30 days, give an expiry acceleration notice to the holders of Warrants and, if it does so, the Warrants will, unless exercised, expire on the 30th day after the expiry acceleration notice is given.

The Underwriters will receive a commission of 7% of the gross proceeds of the Offering, payable in cash or Units at the election of the Underwriters.  In addition, the Underwriters will receive compensation options (“Compensation Option”) equal to 8% of the aggregate number of Units sold in the Offering.  Each Compensation Option will entitle the Underwriters to purchase one Share at a price of $2.00 for a period of 24 months following the closing of the Offering.

The Company has also granted the Underwriters an over-allotment option to purchase up to 500,000 additional Units to raise additional gross proceeds of up to $1,000,000, such option being exercisable up to forty-eight hours prior to closing.

All securities issued in the Offering will have a hold period in Canada of four months from the closing of the Offering.

The net proceeds from the Offering are intended to be used to fund exploration programs on the Company's uranium exploration projects in Argentina and for ongoing mineral property investigations and potential acquisitions, and for general working capital.

Completion of the placement is subject to the approval of the TSX Venture Exchange.

This press release does not constitute an offer to sell, or a solicitation of an offer to sell, any of the foregoing securities in the United States.  None of the foregoing securities have been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Wealth Minerals Ltd.

Wealth is a mineral exploration company with approximately 20.6 million shares issued and outstanding, approximately $1 million in the treasury (prior to this financing) and listings on the TSX Venture and Frankfurt Stock Exchanges and the OTCBB.

For further details on the Company readers are referred to the Company’s web site (www.wealthminerals.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

“Henk Van Alphen”

Hendrik Van Alphen

President & CEO

For further information, please contact:

Glenn Shand

Phone: 604-331-0096/888-331-0096

E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing of future activities by the Company, including the closing of the proposed private placement and the anticipated business and financing plans of the Company.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the state of the financial markets for the Company’s equity securities, the state of the uranium markets generally, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  The reader is referred to the Company's current 20F for a more complete discussion of such risk factors and their potential effects.

Suite 1901 – 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com